

Rebecca A. Styn, Ph.D. • You
Founder & CEO | Blind Tiger, Prohibition Pours Made for the Mode...
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4w • Edited •

Hey there, cool cats and dolls! Your friendly neighborhood fundraiser extraordinaire here with a tip-off you won't want to miss. **Blind Tiger Spirit-Free Cocktails** is on the prowl, raising a cool round, and we're opening the speakeasy doors just for you!

For a nifty $100, you can get in on the action through our Wefunder campaign. Check out all the swanky achievements we've racked up so far and join the jazziest prohibition-style nonalcoholic brand around.

Trust me, these mocktails are the bee's knees (quite literally)! Learn more: **https://lnkd.in/e7zhduAU** 🍸
🦁 **#InvestInBlindTiger #SpeakeasyStyle**

Testing the Waters Disclosure: **https://lnkd.in/eJ3hMCJ3**



GROWING WITH EACH SIP
Blind Tiger
222%
YOY GROWTH
LAST 12 MONTHS
29+
TOP TIER AWARDS FROM
NATIONAL & INTERNATIONAL
BEVERAGE COMPETITIONS
1000+
SOLD IN 1000+ RETAILERS
BLIND TIGER